Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 3 DATED AUGUST 28, 2018

TO THE PROSPECTUS DATED APRIL 30, 2018

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 30, 2018, Supplement No. 1 dated May 10, 2018, and Supplement No. 2 dated August 10, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering and the extension of our offering.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of August 22, 2018, we have issued approximately $20.4 million of Notes in our Follow-on Offering. As of August 22, 2018, approximately $49.6 million of Notes remain available for sale to the public under our Follow-on Offering.

On August 15, 2018, our board of managers approved an extension of the Follow-on Offering to March 28, 2019, as permitted under applicable SEC rules. We may continue to sell Notes in our Follow-on Offering until the earlier of 180 days after the third anniversary of the effective date of our Follow-on Offering, March 28, 2019, or the effective date of the registration statement for our second follow-on offering (SEC Registration No. 333-224557), which we initially filed with the SEC on May 1, 2018. We also reserve the right to terminate our Follow-on Offering at any time.